Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Interim Payment per Security

Hypothetical Underlying Return on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date	Hypothetical Redemption*
100.00%	$1,010.625	Redeemed
50.00%	$1,010.625	Redeemed
25.00%	$1,010.625	Redeemed
0.00%	$1,010.625	Redeemed
-0.01%	$10.625	Securities not redeemed
-33.00%	$10.625	Securities not redeemed
-33.01%	$0.00	Securities not redeemed
-50.00%	$0.00	Securities not redeemed
-75.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

Hypothetical Payment at Maturity per Security**

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any.

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity or Cash Value of Underlying Shares Received at Maturity
100.00%	$1,000.00
50.00%	$1,000.00
25.00%	$1,000.00
0.00%	$1,000.00
-33.00%	$1,000.00
-33.01%	$669.90
-50.00%	$500.00
-75.00%	$250.00
-100.00%	$0.00

13 Month Autocallable Contingent Coupon Securities Linked to URI

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	United Rentals, Inc. (ticker: “URI”)
Pricing date:	May 4, 2026
Valuation dates:	Monthly
Maturity date:	June 9, 2027
Contingent coupon:

12.75% per annum, paid monthly only if the closing value of the underlying is greater than or equal to the coupon barrier value on the related valuation date. You are not assured of receiving any contingent coupon.

Coupon barrier value:	67.00% of the initial underlying value
Final barrier value:	67.00% of the initial underlying value
Automatic early redemption:

If on any autocall date the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon

Autocall dates:	Monthly on valuation dates beginning after six months
Equity ratio:	The stated principal amount divided by the initial underlying value
CUSIP / ISIN:	17332U2Z8 / US17332U2Z87
Initial underlying value:	The closing value on the pricing date
Final underlying value:	The closing value on the final valuation date
Underlying return:	(Current closing value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):

•If the final underlying value is greater than or equal to the final barrier value: $1,000

•If the final underlying value is less than the final barrier value: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value)

If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will receive underlying shares (or, in our sole discretion, cash) that will be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated April 20, 2026

* Assumes the interim valuation date is also an autocall date.

** Assumes that the closing value of the underlying on the final valuation date is the same as the closing value of the underlying on the maturity date.

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

•You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) that will be worth significantly less than the stated principal amount and possibly nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.

•You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than the coupon barrier value.

•The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable.

•The securities offer downside exposure, but no upside exposure, to the underlying.

•The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates.

•The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•The issuer and its affiliates may have conflicts of interest with you.

•The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.